Exhibit 4.24

AMENDMENT 2
Contract for Services Dated May 20, 2005

Whereas NGP and DJF have previously amended (Amendment 1) the original contract to increase the limit of the Professional Fees from $5,000 to $ 12,500 US, both parties now wish to acknowledge the need for additional services to be provided by DJF to NGP in order to complete the negotiation of the Long Term Power Purchase Agreement and Renewable Energy Credit Agreement with Sierra Pacific pertaining to NGP's Blue Mountain geothermal project:

Therefore, the Professional Fees section of the May 20th contract is hereby increased to $20,000 US and all other provisions of the contract as amended by Amendment 1 will remain the same. It is understood by NGP and DJF that total fees will not exceed $20,000 US until such time that NGP and DJF renegotiate the agreement.

Ok (Int.) B